Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Balance Sheet

As of June 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 CEFCU Checking (4146)	-1,546.61
1010 CEFCU Savings (0414)	5.39
1020 Cash on hand	869.36
1030 Square Clearing Account	28.52
1040 Toast Clearing Account	0.00
Total Bank Accounts	**$ -643.34**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1220 Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$ -643.34**
Other Assets	
1390 Port Kitchen Security Deposit	3,460.00
Total Other Assets	**$3,460.00**
TOTAL ASSETS	**$2,816.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2240 Sales Tax Payable	6,619.20
Total Other Current Liabilities	**$6,619.20**
Total Current Liabilities	**$6,619.20**
Total Liabilities	**$6,619.20**
Equity	
3010 Start Up Gifts	25,299.00
3020 Owner's Pay & Personal Expenses	-10,090.63
3030 Retained Earnings	-3,372.64
Net Income	-15,638.27
Total Equity	**$ -3,802.54**
TOTAL LIABILITIES AND EQUITY	**$2,816.66**